02 SEP 10 AM 9:38

ZURICH
FINANCIAL SERVICES

02049860

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
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USA - Washington, D.C. 20549

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Your reference File No. 82-5089

Our reference

Date September 5, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Legal Department

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services Group announces major strategic and operational initiatives and reports half-year 2002 results" dated September 5, 2002

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

I. Klauer
Irene Klauer

Enclosure

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group announces major strategic and operational initiatives and reports half-year 2002 results

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Content

Zurich Financial Services Group announces major strategic and operational initiatives and reports half-year 2002 results

Zurich, September 5, 2002 – Zurich Financial Services Group has announced a program of strategic initiatives to:

Sharpen strategic focus

- Concentrate on core insurance markets in the US, UK and Continental Europe
- Redeploy capital into profitable growth opportunities

Improve operational efficiency

- Target an operating return on equity of 12% over the medium term
- Implement an operational improvement program expected to enhance profit after tax by at least USD 1 billion in 2003
- Incur restructuring costs of approximately USD 500 million after tax in the second half of 2002

Strengthen the balance sheet

- Increase non-life and reinsurance reserves by USD 2.0 billion (USD 1.8 billion after tax)
- Write-off USD 954 million after tax relating to goodwill and capitalized software expenses and other assets

Improve management of the capital base

- Propose Rights Offering of USD 2.0 to 2.5 billion in October 2002
- Execute disciplined redeployment of capital
- Revise dividend policy
- Utilize hybrid capital capacity when appropriate
- Make selective use of cost-effective reinsurance
- Reduce equity exposure in insurance investment portfolio

James J. Schiro, Chief Executive Officer of Zurich said:

"Over the last three months, we have conducted a thorough review of the Group's strategy and operations. We will sharpen our focus as an insurance-based financial services provider with an international network, concentrating on chosen markets. The initiatives we announced today should create a sound financial and operational platform for Zurich from which to deliver strong earnings growth."

Summary of half-year 2002 results

- Premium growth (including policy fees) of 18% to USD 20.7 billion
- Non-life premiums up 30% to USD 14.9 billion
- Life premiums (including policy fees) up 15% to USD 5.0 billion
- Pre-provision combined ratio improvement of 2.3 percentage points to 103.3%
- Net investment income of USD 3.2 billion
- IAS pre-provision net income decrease from USD 861 million to USD 683 million
- Pre-provision shareholders' equity stable at USD 17.6 billion
- Special provisions of USD 2.7 billion after tax relating to strengthening of balance sheet
- IAS loss after tax of USD 2,029 million
- IAS shareholders' equity of USD 14.9 billion

Zurich Financial Services Group announces major strategic and operational initiatives and reports half-year 2002 results

Zurich, September 5, 2002 – Zurich Financial Services Group has announced a program of strategic initiatives to sharpen its business focus, improve operational efficiency, strengthen the balance sheet and enhance the Group's capital base. James J. Schiro, Chief Executive Officer of Zurich, said, "Over the last three months, we have conducted a thorough review of the Group's strategy and operations and have decided to sharpen our focus as an insurance-based financial services provider with an international network, concentrating on chosen markets. The initiatives we announced today should create a sound financial and operational platform for Zurich from which to deliver strong earnings growth. We believe this to be in the best interest of the Group, its shareholders, customers and employees."

Zurich also reported its half-year 2002 results with pre-provision net income of USD 683 million. Strong premium growth, as well as improved claims performance was more than offset by a significant decline in realized and unrealized capital gains and special provisions totaling USD 2.7 billion after tax. This resulted in a reported IAS loss after tax of approximately USD 2.0 billion.

Initiatives to sharpen strategic focus

Zurich will reposition itself as an insurance-based financial services provider with an international network, focused on chosen markets. The Group will concentrate on insurance. It will build on its position in its chosen core markets of North America, the United Kingdom and Continental Europe, in particular Switzerland, Germany, Italy and Spain.

Initiatives to improve operational efficiency

Zurich has assessed its operating performance relative to its target operating return on equity of 12% over the medium term, a comparison with the performance of its competitors and by drawing on the knowledge and experience of the most efficient Business Units within the Group. Based on this analysis, the Group has identified plans to implement by the end of 2003, a detailed program of revenue-enhancing and cost-saving initiatives by Business Unit. Management expects that the impact of this program on 2003 profit after tax will be in excess of USD 1 billion. Related restructuring costs are

estimated to be up to approximately USD 500 million after tax and will be charged in the second half of the 2002 financial year.

Over half of the expected effect on 2003 profit after tax is anticipated to accrue from expense savings that include staff reductions of approximately 4,500 employees, as well as reduced IT, procurement and head office expenditures. Workforce reduction will be realized where possible through natural attrition and through other means after appropriate consultation with the relevant local employee councils and labor authorities. Approximately one third of the earnings improvements is expected to come from pricing and underwriting initiatives. The balance is expected from streamlining the Group's claims management processes and cost structure.

James J. Schiro, Chief Executive Officer of Zurich, said:

"Each Business Division has worked to develop these operational improvements and has committed to delivering them. Execution will be implemented at the Business Division level under the responsibility of Peter Eckert, our Chief Operating Officer. To support Peter in his role, we will establish functional reporting lines in non-life corporate and life, with John Amore and Sandy Leitch, respectively, assuming these responsibilities."

Initiatives to strengthen the balance sheet

The Group has undertaken a thorough review of the adequacy of its non-life insurance and reinsurance reserves in consultation with an independent third-party actuarial firm. As a result of this review, Zurich has approved an increase in the Group's net reserves of approximately USD 2.0 billion (USD 1.8 billion after tax).

The Group has also approved write-offs totaling USD 954 million after tax, consisting of goodwill and previously capitalized software expenses.

These special provisions, totaling USD 2.7 billion after tax, are reflected in the Group's first-half 2002 results.

Managing our capital base

Zurich will undertake an approximate USD 5 billion risk-based capital improvement program, comprising capital raising of USD 2 to 2.5 billion and risk-based capital savings of USD 2.5 to 2.7 billion.

Capital raising

The Board of Directors proposes to strengthen the Group's shareholders' equity by way of an ordinary capital increase of USD 2.0 to 2.5 billion, granting pre-emptive rights to Zurich shareholders (the "Rights Offering"). An invitation to attend an extraordinary general meeting to approve the Rights Offering will be sent out to shareholders in mid-September. Zurich anticipates that the Rights Offering will be fully underwritten. The offering is expected to be completed by the end of October 2002. Proceeds will be used to support the organic growth of the business in the Group's core markets.

Zurich also intends to raise hybrid capital, subject to market conditions.

Risk-based capital savings

In addition to raising capital, Zurich proposes to implement a risk-based capital savings program. This will include a revision of the Group's dividend policy, a reduction in the Group's equity exposure in its investment portfolio and selective use of cost-effective reinsurance. Furthermore, capital will be re-allocated to businesses that fall within the scope of the Group's sharpened strategy or fulfill the Group's target of an operating return on equity of 12% over the medium term.

Dividend policy

For the 2002 financial year, the Board of Directors expects to propose, at the annual general meeting, a modest payout in the form of a dividend or a payment pursuant to a nominal value reduction. Thereafter, the Board of Directors will adopt a flexible dividend policy reflecting financial and strategic considerations for the Group.

Reduction in equity exposure

The Group proposes to further reduce its exposure to common stock by lowering the share of equities at risk in its investment portfolio to around 10%, in a consistent and prudent manner, taking into account market conditions. It is expected that this will free up risk- based capital.

Release of capital from equity in exited businesses

The Group intends to release capital by reducing equity investment or capital requirements in businesses that fail to meet the hurdle returns or are inconsistent with its strategy.

Summing up, James J. Schiro, Chief Executive Officer of Zurich, said: "With our core strengths and our stringent focus on execution, Zurich will be well positioned to deliver strong earnings growth."

Half-year 2002 results

In a difficult operating environment, Zurich recorded a decline in IAS pre-provision net income to USD 683 million for the first half of 2002. Key figures include the following:

- Premium growth (including policy fees) of 18% to USD 20.7 billion
- Non-life premiums up 30% to USD 14.9 billion
- Life premiums (including policy fees) up 15% to USD 5.0 billion
- Pre-provision combined ratio improvement of 2.3 percentage points to 103.3%
- Net investment income of USD 3.2 billion
- Pre-provision shareholders' equity stable at USD 17.6 billion
- Special provisions of USD 2.7 billion after tax relating to strengthening of balance sheet
- IAS loss after tax of USD 2,029 million
- IAS shareholders' equity of USD 14.9 billion.

The Group's IAS net income was adversely affected by a number of factors. Strong premium growth, as well as improved claims and cost performance in both non-life and life, were more than offset by a significant decline in realized and unrealized capital gains, expenses in the corporate segment and special provisions totaling USD 2.7 billion after tax. IAS accounting policies dictate an expected non-cash asset impairment of USD 600 million for the second half of 2002 if markets stay at the level of June 30, 2002. This would have no impact on shareholders' equity.

Performance by business segment

Total gross premium and policy fees increased by 18% to USD 20.7 billion. Farmers management fees grew by 7% to USD 885 million. Asset management fee income in the asset management segment declined by 40% to USD 464 million.

Non-life insurance

Non-life insurance operations recorded 30% premium growth to USD 14.9 billion. This strong growth, driven by rate increases in key markets, was negatively impacted by a decline in capital gains and investment income. Net income before special provisions was USD 123 million, down from USD 429 million in the previous year. The segments net combined ratio before reserve strengthening improved from 105.6% to 103.3%. After special provisions a loss resulted of USD 1,374 million.

Life insurance

Life insurance premiums including policy fees grew by 15% to USD 5.0 billion. Contribution from the Deutsche Bank insurance operations acquired in April was offset by a decline in the North America Consumer business. Investment income and related gains increased by USD 249 million or 15%. These increases were mainly offset by the special provision of USD 558 million for goodwill impairments. As a result, net income before special provisions increased by USD 50 million to USD 461 million. After provisions a loss of USD 97 million resulted.

Asset Management

Asset Management reported net income of USD 394 million, which included a gain of USD 373 million after tax on the sale of Zurich Scudder Investments.

Farmers Management Services

Farmers Management Services' net income improved by 3% to USD 269 million. The 7% increase in management-related revenue benefited from growth in premiums of the Farmers P&C Group Companies and from rate increases in the personal lines insurance market in the United States. This 7% increase was partially offset by a 50% decrease in net investment income and net realized capital gains.

Centre and Capital Markets & Banking

The results of the Centre and Capital Markets & Banking businesses were negatively affected by weak financial markets. IAS net income for Centre was USD 22 million. Capital Markets & Banking reported a loss of USD 32 million.

Corporate

The Corporate segment result, including the Group holding companies, Group Head Office expenses, financing vehicles and some businesses in run-off, reported a negative USD 606 million (or USD 1,009 million after special provisions). Group Head Office expenses improved by 18.6% or USD 29 million.

Note to the editor:

- See appendix for key figures.
- The press conference will take place at 9:30 a.m. in Zurich at the Zurich Development Center, Keltenstrasse 48.
- The presentation for investors and analysts will be webcast on our homepage www.zurich.com live at 1:30 p.m. followed by a webcast playback.

The Zurich Financial Services Group is an insurance-based financial services provider that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs well over 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com

Certain statements in this publication are forward-looking statements, including, but not limited to statements that are predictions of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity, expense reductions, pricing conditions, underwriting claims improvements and our dividend policy. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Service's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). The following factors, among others, may have a direct bearing on Zurich Financial Service's results of operations and on whether Zurich Financial Services will achieve its targets: General economic conditions, particularly in our

core markets; performance of financial markets; the frequency, severity and development of insured claims events; mortality and morbidity experience; policy renewal and lapse rates; levels of interest rates; currency exchange rates; increasing levels of competition; changes in laws and regulations; changes in the policies of regulators; and general competitive factors. The Zurich Financial Services Group assumes no responsibility to update any of the forward-looking statements contained herein.
This press release is not an offering memorandum pursuant to Art. 652a of the Swiss Code of Obligation or a listing prospectus to the listing rules of the SWX Swiss Exchange. Any decision to buy or subscribe for shares should be based exclusively on the offering memorandum, which is expected to be published by the end of October 2002.

THIS DOCUMENT DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER, OR SOLICITATION OF AN OFFER, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY RIGHTS, SHARES OR OTHER SECURITIES. IN ADDITION, THE SECURITIES OF THE COMPANY TO BE ISSUED IN THE RIGHTS OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group:
Key figures for the Half Year 2002 Reporting

In USD million
(unless otherwise noted)

	30.6.2002	30.6.2001	Change
Gross written premiums, policy fees, insurance deposits and premiums written by the Farmers P&C Group (excluding Farmers Re and other Group companies)[1]	30,554	27,756	10%
Gross written premiums and policy fees	20,727	17,515	18%
Net written premiums and policy fees	16,924	14,827	14%
Farmers management fees and other related revenue	885	829	7%
Asset management fee income	442	738	-40%
Net investment income and capital gains and losses	3,055	3,716	- 18%
Operating (loss)/income	-1,828	1,338	N/A
Net (loss)/income	-2,029	861	N/A
- Non-life insurance	-1,374	429	N/A
- Life insurance	-97	411	N/A
- Asset Management	394	-40	N/A
- Farmers Management Services	269	262	3 %
- Capital Markets & Banking	-32	66	N/A
- Centre	22	112	-80%
- Reinsurance – discontinued	-202	5	N/A
- Corporate	-1,009	-384	-163 %
Diluted earnings per share (in CHF)	-39.87	17.50	N/A
Net non-life insurance combined ratio (in %)	119.7	105.6	14.1 pts
Total investments	155,934	121,951	28%
Net underwriting reserves	126,923	94,598	34%
Shareholders' equity	14,873	19,280	- 23%

[1] This includes the gross written premiums of the Farmers P&C Group, which totaled USD 6,866 million in 2002 and USD 6,296 million in 2001. Internal reinsurance written by Farmers Re and other Group companies have been eliminated to avoid "double counting". This number also includes life investment deposits collected from policyholders (arising mainly in the UK and US) which would be recorded under UK and Swiss accounting principles but not under the accounting policies adopted by the Group.

Zurich, September 4, 2002